UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File No. 0001- 40381

NEW PACIFIC METALS CORP.
(Translation of registrant's name into English)

Suite 1750 - 1066 W. Hastings Street
Vancouver BC, Canada V6E 3X1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is “submitting” the Form 6 -K in paper as permitted by Regulation S-T “Rule” 101(b)(7) [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6- K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2022	NEW PACIFIC METALS CORP.

/s/ Jalen Yuan
Jalen Yuan
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	Notice of Meeting and Management Information Circular dated October 24, 2022 in respect of the Annual General Meeting of New Pacific Metals Corp. shareholders to be held on December 2, 2022
99.2	Form of Proxy
99.3	Voting Instruction Form
99.4	Financial Statements Request Form